UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                                CaminoSoft Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    133765107
                           --------------------------
                                 (CUSIP Number)





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                                                        13G
CUSIP No.  133765107
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1.      NAME OF REPORTING PERSON             S.S. OR I.R.S. IDENTIFICATION NO.

        Renaissance US Growth and Income Trust PLC                        None
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]
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3.      SEC USE ONLY



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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
5.      SOLE VOTING POWER
            1,576,667 shares
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6.      SHARED VOTING POWER
            None
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7.      SOLE DISPOSITIVE POWER
            1,576,667 shares
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8.      SHARED DISPOSITIVE POWER
            None
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,576,667 shares
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
            Not applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            16.45%
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12.     TYPE OF REPORTING PERSON
            IV
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ITEM 1.
        (a)  Name of Issuer.
             CaminoSoft Corp.                                        ("Company")

        (b)  Address of Issuer's principal Executive Offices
             600 N. Hampshire Rd., Suite 105


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             Westlake Village, CA 91361

ITEM 2.

        (a)  Name of Person Filing
             Renaissance US Growth and Income Trust PLC                ("Filer")

         (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
             Dallas, TX 75206-1857

         (c) Citizenship
             England

         (d) Title of Class of Securities
             Common Stock

         (e) CUSIP Number
             None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  ----- Broker or Dealer registered under Section 15 of the Act

          (b)  ----- Bank as defined in section 3(a)(6) of the Act

          (c)  ----- Insurance Company as defined in section 3(a)(19) of the Act

          (d)  -----  Investment  Company  registered  under  section  8 of  the
                      Investment Company Act

          (e)  -----  Investment  Adviser  registered  under  section 203 of the
                      Investment Advisers Act of 1940

          (f)  -----  Employee  Benefit  Plan, Pension  Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

          (g)  -----  Parent   Holding  Company,  in  accordance  with   section
                      240.13d-1(b)(ii)(G)(Note: See Item 7)

          (h) -----   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)



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ITEM 4. Ownership.

          (a) Amount  Beneficially Owned:

          At the beginning of December 2001, the Filer owned 1,160,000 shares of the Company's common stock. On December 7, 2001, the Filer purchased 416,667 shares of the Company's common stock in a private placement at a cost of $1.20 per share. Thus, as of December 31, 2001, the Filer owns 1,576,667 shares of the Company's common stock.

          The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc., and sub-adviser of BFS US Special Opportunities Trust PLC. Renaissance Capital Growth & Income Fund III, Inc., and BFS US Special Opportunities Trust PLC also own securities of CaminoSoft Corp. The Filer disclaims membership in a group.


         (b)  Percent of Class   16.45%

         (c)  Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:
                        1,576,667 shares
              (ii)      shared power to vote or to direct the vote:
                        None
              (iii)     sole power to dispose or to direct the disposition of:
                        1,576,667 shares
              (iv)      shared power to dispose or to direct the disposition of:
                        None

ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.
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ITEM 8. Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9. Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 2001     /S/
                            --------------------------------------------------
                            Signature
                            Renaissance US Growth and Income Trust PLC by
                            Renaissance Capital Group, Inc., Investment Manager
                            Russell Cleveland, President

                            Name and Title



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